Colombia Goldfields Ltd.
208-8 King Street East
Toronto, Ontario, Canada, M5C 1B5

December 1, 2006

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. Wilson K. Lee
Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re:	Colombia Goldfields Ltd. (the “Company”) Item 4.02 Form 8-K File No. 000-51013

Dear Mr. Lee:

In connection with the Company’s response to the Commissions comments in a letter dated November 27, 2006, this correspondence shall acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Colombia Goldfields Ltd.

By:
      /s/ James Randall Martin
      James Randall Martin
  Chief Executive Officer and Director

Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

December 1, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION -
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: Wilson K. Lee

Re:	Colombia Goldfields Ltd. Item 4.02 Form 8-K Filed November 22, 2006 File No. 000-51013
_____________________________________________________________________________________________

We write on behalf of Columbia Goldfields Ltd. in response to Staff’s letter of November 27, 2006 by Wilson K. Lee, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 8-K FILED ON NOVEMBER 22, 2006

1.
You conclude that acquired mineral rights should continue to be reflected on the balance sheet at their historical costs without any impairment provision. Explain what factors were considered in determining there is no impairment charge necessary given the disclosures previously included in your interim financial statements regarding the lack of proven reserves associated with the mineral rights acquired. Please disclose your basis in GAAP for your conclusions and how your proposed accounting treatment complies with EITF 04-2 and 04-3.

The Company continues, as previously reported, to recognize its acquired mineral rights as tangible assets according to EITF 04-02 and to capitalize the acquisition costs. After discussions with its independent auditors, the Company has concluded that EITF 04-3 has been misapplied in previous periods by not appropriately taking into account values beyond proven and probable reserves relating to these tangible assets. Additionally, the Company did not appropriately apply FAS 144. The Company notes that there have been no events or changes in circumstances indicating impairment as outlined in paragraph 8 of FAS 144. The Company has continued to consolidate the various mineral concessions throughout 2006, and continues to perform ongoing exploration at these properties in the region, consistent with management’s original business plan for the area. Management will continue to monitor for events for changes in circumstances indicating that the carrying amounts may be impaired.

2.
Please request your independent accountant furnish a letter addressed to the Commission stating whether they agree with the statements made by you. The letter should either state their agreement with your disclosures or identifies those facts with which they disagree. Please file this letter no later than two business days after its receipt as an amendment to your 8-K.

In response to this comment, the Company received a letter from its independent accountant on November 30, 2006 stating that they agree with the Company’s statements in the Form 8-K filed on November 22, 2006. The Company will file this letter in an amendment to the Form 8-K within two business days of the receipt of this letter.

3.
Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

In response to this comment, the Company disclosed in the third paragraph of the Form 8-K that “authorized officers of the Company have discussed the matters disclosed in this Item 4.02 with its independent accountant.”

4.
We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

In response to this comment, the Company discloses that its intention is to file restated financial statements for the fiscal quarters ended March 31, 2006 and June 30, 2006 in amended quarterly report on Form 10-QSB/A for the respective periods when all comments have been satisfied in your review process.

5.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-QSB for the fiscal quarter ended March 31, 2006 and June 30, 2006 in light of the material error you have disclosed.

In response to this comment, the Company discloses on a supplemental basis that its certifying officers are presently considering the effect of the adequacy of its disclosure controls and procedures as of the end of the fiscal quarters ended March 31, 2006 and June 30, 2006. The Company further discloses that it took the following steps at of the end of the fiscal quarters ended March 31, 2006 and June 30, 2006:

i)	Management identified and reviewed the Company’s significant mineral acquisition transactions during the reporting period;
ii)	Management reviewed all relevant authoritative guidance including FAS 144 and EITF 04-2 and 04-3;
iii)	The Company formally documented its accounting policies for significant mineral acquisition transactions;
iv)	The Company consulted with its current and former independent accountants to conclude that the Company properly recorded an impairment charge in accordance GAAP;
v)
The Company’s former independent accountant reviewed the interim financial statements as required by Item 310 of Regulation S-B for the fiscal quarter ended March 31, 2006 and its current independent accountant reviewed the interim financial statements as required by Item 310 of Regulation S-B for the fiscal quarter ended June 30, 2006. In connection with the review of the interim financial statements for the fiscal quarters ended March 31, 2006 and June 30, 2006, the Company’s current and former independent accountants provides the requisite comfort on the Company’s financial statements without reservation.

On November 20, 2006, the Company was advised by its independent accountant, PricewaterhouseCoopers LLP, that it had reconsidered the impairment charge recorded by the Company in the prior interim periods during fiscal 2006 and determined in its opinion that the recorded impairment charge was not in accordance with GAAP. In light of the forgoing and the Commission’s ongoing review process, the Company’s certifying officers anticipate completing its review of the adequacy of its disclosure controls and procedures once all comments have been satisfied in your review process.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.